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DELHAIZE GROUP

Q3 2013 results

November 7, 2013

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Our priorities are unchanged

Revenue	• Strengthening our banners • Targeted price investments • Accelerate organic growth in selected markets
Free Cash Flow	• Disciplined approach to capital allocation • Aim for working capital improvements • Achievement of approximately €500 million FCF
Costs	• Continued focus on reducing complexity and enhancing efficiency

Q3 2013 highlights

- U.S.
  - Fourth consecutive quarter of positive volume growth
  - Good momentum at both Food Lion and Hannaford
  - Profit evolution impacted by release of bonus accrual in Q3 2012
- Belgium
  - Improved CSS growth although real growth remains negative
  - Profitability impacted by increased promotional pressure and price investments
- SEE
  - Alfa Beta and Mega Image continue to perform well in difficult macro economic conditions
  - Serbia performing under our expectations, leading to impairment charge
- SG&A
  - Flat YTD
- FCF
  - €463 million FCF generated over the first 9 months of 2013

Financial results – Q3 2013

(€ in Millions)	Q3		% Growth	
	2012	**2013**	**Actual Rates**	**Identical Rates**
Revenues	5,369	5,339	(0.5%)	2.9%
Organic revenues	5,356	5,524	N/A	3.1%
Gross Margin	24.4%	24.0%	(38 bps)	(30 bps)
Underlying Operating Profit	225	176	(22.0%)	(18.7%)
Underlying Operating Margin	4.2%	3.3%	(90 bps)	(88 bps)
Group Share in Net Profit (Loss)	189	(87)	N/A	N/A
Free Cash Flow	195	142	(27.3%)	(22.2%)

Financial results – YTD 2013

(€ in Millions)	YTD		% Growth	
	2012	**2013**	**Actual Rates**	**Identical Rates**
Revenues	15,656	15,770	0.7%	2.5%
Organic revenues	15,567	16,037	N/A	3.0%
Gross Margin	24.4%	24.3%	(7 bps)	(4 bps)
Underlying Operating Profit	589	571	(3.1%)	(1.2%)
Underlying Operating Margin	3.8%	3.6%	(14 bps)	(14 bps)
Group Share in Net Profit	273	78	(71.5%)	(69.8%)
Free Cash Flow	326	463	42.3%	46.5%

EBITDA

(€ in Millions)



EBITDA
Underlying EBITDA
At Identical Rates
YTD 2012
875
+12.7%
YTD 2013
985
YTD 2012
1,035
-0.9%
YTD 2013
1,026
At Actual Rates
YTD 2012
875
+10.7%
YTD 2013
967
YTD 2012
1,035
-2.7%
YTD 2013
1,007

Delhaize America organic revenue growth and comparable store sales growth



Delhaize America(1)
2013 Q3
+2.2%
-0.0%-
+0.4%
+2.6%
-0.4%
+2.2%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth
2013 YTD
+1.8%
+0.1%
+0.6%
+2.5%
-0.9%
+1.6%
CSS
Calendar Impact
Expansion
Organic growth
Store closings(2)
Revenue growth

DELHAIZE GROUP

(1) Excluding Sweetbay, Harveys and Reid's
(2) 126 Food Lion stores closed in Q1 2012, 8 Food Lion and 3 Bottom Dollar Food stores closed in Q1 2013

Delhaize America profitability

Delhaize America
Underlying Operating Margin



Q3 2012
4.9%(1)
Q3 2013
3.9%
YTD 2012
4.2%
YTD 2013
4.0%

- Q3 margin impacted by:
  - Release of bonus accrual in Q3 2012
  - Price investments of around ~40bps
  - Volume growth
  - Good cost of goods and shrink management
- Q4 2013 impacted by:
  - Food Lion Phase 5 (launched next week)
  - Hannaford price investments
  - Bottom Dollar Food store openings

(1) The release of the bonus accrual had a positive impact of $43 million or 100 bps in Q3 2012

Delhaize Belgium organic revenue growth and comparable store sales growth


Delhaize Belgium
2013 Q3
+1.5%
+1.9%
+0.9%
+4.3%
CSS
Calendar Impact
Expansion
Organic growth
2013 YTD
+1.6%
-0.1%
+1.7%
+3.2%
CSS
Calendar Impact
Expansion
Organic growth

Delhaize Belgium profitability

Delhaize Belgium
Underlying Operating Margin



Q3 2012
3.5%
Q3 2013
2.6%
YTD 2012
4.0%
YTD 2013
3.9%

- Q3 margin impacted by:
  - Higher promotions and price investments
  - Higher advertising expenses
  - Salary indexation
  - Timing of SG&A expenses

SEE organic revenue growth and comparable store sales growth



Southeastern Europe[1]
2013 Q3
-1.2%
+0.7%
+4.4%
+3.9%
CSS
Calendar Impact
Expansion
Organic growth
2013 YTD
-0.2%
+0.3%
+5.0%
+5.1%
CSS
Calendar Impact
Expansion
Organic growth

(1) At identical exchange rates

SEE profitability

Southeastern Europe
Underlying Operating Margin



Q3 2012
2.9%
Q3 2013
3.2%
YTD 2012
2.8%
YTD 2013
2.8%

- Q3 revenues
  - Positive CSS growth in Greece and Romania
  - Greece – market share +130 bps
  - Romania – revenue growth of almost 30%;
  - Serbia – negative volume evolution but market share maintained
- Q3 margin impacted by:
  - Improved procurement conditions in Romania and Serbia
  - Cost control
  - Price investments in Greece

Impairment charge at Maxi

(€ in Millions)

Impairment charge breakdown

Serbia	
Goodwill	€124
Brands	€67
Bulgaria	
Brands	€4
Total	**€195**

- Strategic market
- Market leadership
- Strong profitability

Strong Free Cash Flow generation YTD

(€ in Millions)



Free Cash Flow evolution
1.049
51
107
192
324
88
463
Underlying EBITDA(1)
Portfolio optimization and reorganisation cash-out
Changes in core working capital
Payment of interest and taxes
Cash capex
Other
YTD 2013 FCF

(1) Including €44 million from discontinued operations

Net debt decreased by €377 million YTD

(€ in Millions)


Sources and uses of cash
2,072
740
142
324
103
1,695
Dec. 2012
OCF
Dividend
Capex
Other
YTD 2013
Net Debt

We are on track with our agenda

U.S.	• Accelerate the transformation of Food Lion:
	  • Finalize the implementation of Phases roll-out
	  • Develop Unique Selling Proposition (USP)
	• Strengthen Hannaford: targeted price investments
	• Bottom Dollar Food: continue to refine operating model

Belgium	• Reinforce historical strengths (Quality, Health, Assortment)
	• Differentiate on store experience
	  • 46 remodels over the last 2 years
	  • Developed new Proxy format
	• Growth of Affiliate network

Southeastern Europe	• Further expand Greek market share through proactive commercial policy and further store expansion • Serbia: Develop Maxi as a market leader • Accelerate profitable growth in Romania

Sustained volume growth at Food Lion repositioned stores

Performance in Phase stores[1]

 # Items growth


5.6%
2.2%
2.2%
Q1 2013
Q2 2013
Q3 2013

CSS


4.2%
2.3%
2.5%
Q1 2013
Q2 2013
Q3 2013

- Positive volume growth and CSS in all Phases
- Complete Phase work in Q4 2013

DELHAIZE GROUP

[1] At the end of Q3 2013, 875 stores were repositioned out of a total of 1,113 Food Lion stores

Our team is developing a Unique Selling Proposition to differentiate Food Lion

- Easy
  - proximity
  - small store format
  - quick shopping experience
- Fresh
  - variety and quality of assortment
  - consistent execution
- Affordable
  - tailored promotions
  - private brands

- Assortment review
- Testing various elements in different stores
- Complete pilot store by December 2013
- Roll out to larger number of stores in 2014

2013 Guidance[1]

- Underlying operating profit of at least €755 million
- Reduction in net finance costs to approximately €200 million
- Target capex of approximately €650 million; 200 store openings
- Expected Free Cash Flow of approximately €500 million in 2013

[1] 2013 guidance is given at identical exchange rates (€1 = $1.2848)